Transamerica Life Insurance Company Home Office: [Cedar Rapids, IA 52499] Administrative Office: [4333 Edgewood Rd NE] [Cedar Rapids, IA 52499] [(800) 238-4302]
(Referred to as the Company, we, our or us)

DISABILITY WAIVER OF PREMIUM RIDER

We have issued this rider as a part of the policy to which it is attached.  Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

Rider Benefit
If the Insured becomes Totally Disabled while this rider is in effect and remains Totally Disabled for a period of at least six months, we will credit the policy each month with the Monthly Waiver of Premium Benefit shown in the Policy Data.  We will apply the Monthly Waiver of Premium Benefit as if it is a premium paid, and we will allocate the resulting Net Premium to the Policy Value.

All benefits are subject to the provisions of the policy and this rider.

It is possible that additional payments will be required to keep the policy In Force while the Waiver of Premium benefit is being credited.

Definitions
Age has the meaning described in the policy.

Immediate Family Member means one of the following members of the Insured’s or owner’s family: spouse (including common law spouse), or civil union partner and anyone who is related to the individual or his or her spouse or civil union partner (including adopted, in-law and step-relatives).  This includes a parent, grandparent,  child, grandchild, brother, sister, aunt, uncle, first cousin, nephew or niece.

Insured means only the Insured under the policy.  It does not include any other individuals covered under other riders.

Physician means any person bearing the designation of Medical Doctor (M.D.) or Doctor of Osteopathy licensed within the United States and practicing within the scope of his or her license issued by the jurisdiction in which such person’s services are rendered. Physician does not include:

1. You, the Insured, or an Immediate Family Member; or
2. A person who lives with you, the Insured, or an Immediate Family Member; or
3. A person in the same medical practice as you, the Insured, or an Immediate Family Member; or
4. A business partner of you, the Insured, or an Immediate Family Member.

Total Disability ("Totally Disabled") means the inability of the Insured:

1. During the first 24 months of total disability, to perform the substantial and material duties of the Insured’s occupation.
2. After the first 24 months of total disability, to perform any of the substantial and material duties of the Insured’s own occupation or any other occupation for which the Insured is reasonably suited by the Insured’s education, training, or experience.

Total Disability also includes the Insured's total loss of:
1. The sight of both eyes, while such loss continues; or
2. The use of both hands, while such loss continues; or
3. The use of both feet, while such loss continues; or
4. The use of one hand and one foot, while such loss continues.

Total Disability must be caused by sickness or accidental bodily injury.

Risks Not Covered
No benefits will be allowed under this rider if Total Disability is caused by or contributed to by, or results directly or indirectly from:

1. Attempted suicide or intentionally self-inflicted injury while sane or insane.
2. Active participation in a riot, insurrection, or terrorist activity.
3. War, declared or undeclared, or any act of war.
4. Committing or attempting to commit a felony.
5. The voluntary intake or use by any means of:
a. Any drug, unless prescribed or administered by a Physician and taken in accordance with the Physician’s instruction.
b. Poison, gas or fumes, unless a direct result of an occupational accident.
6. Intoxication as defined by the jurisdiction where Total Disability occurred.
7. Participation in an illegal occupation or activity.

Any defense of a claim under this rider based on the Risks Not Covered shall not be construed to be a contest of this rider.

Benefit Period
The Waiver of Premium benefit will be credited during the continuance of the Insured’s Total Disability, subject to the following:

1. If the Total Disability begins before the Policy Anniversary at the Insured’s Age 60 and continues to the Policy Anniversary at the Insured’s Age 65, we will credit the Waiver of Premium benefit to the policy until the earlier of the Policy Anniversary at the Insured’s Age 121 or the termination of the policy.
2. If the Total Disability begins after the Policy Anniversary at the Insured’s Age 60, we will not credit the Waiver of Premium benefit to the policy after the Policy Anniversary at the Insured’s Age 65.
3. Separate periods of Total Disability will be considered as one continuous disability period unless such separate periods are:
a. Due to unrelated causes; or
b. Due to the same or related causes, but are separated by at least six months during which the Insured has returned to work on a continuous basis.

Notice and Proof of Total Disability
Written notice of Total Disability must be given to us at our Administrative Office.  This notice must be given while the Insured is living and while the Total Disability continues.  Failure to give such notice will not invalidate any claim if such notice was given as soon as reasonably possible.  Due proof of Total Disability must be given to us at our Administrative Office.  The Insured will be required to furnish due proof of the continuance of Total Disability upon request but not more than once every 30 days during the first two full years after Total Disability has occurred.  At our option and at our expense, such proof may include an examination of the Insured by a Physician chosen by us.  Such proof will not be required by us more than once each year after Total Disability has continued for two full years.

Termination of Benefits
The benefits provided by this rider for any period of Total Disability will end:

1. If the Insured fails to give us any requested due proof or refuses to submit to a requested examination; or
2. If the Insured is no longer Totally Disabled.  You have the obligation to inform us immediately if the Insured is no longer Totally Disabled or if the Insured returns to work.

Termination
This rider will terminate on the earliest of the following dates or events:

1. The Insured’s Age 65, unless at that time we have been crediting the Waiver of Premium benefit continuously since before the Insured’s Age 60; or
2. The death of the Insured; or
3. The next Monthly Policy Date following the date you request termination of this rider; or
4. The date the policy Lapses; or
5. The date the policy is surrendered or continued under any nonforfeiture option; or
6. The date the policy terminates; or
7. The date the policy is converted to another policy.

Our taking of a monthly charge for any period after the date of termination of this rider shall create no liability by us with respect to this rider, nor will it constitute a waiver of the termination. Any monthly charge for this rider following its termination will be retroactively refunded by crediting it to the Policy Value.

Conditions
 Benefits provided by this rider are subject to the following conditions:

1. The Waiver of Premium Benefit will not be credited unless the Total Disability has continued uninterrupted for a period of no less than six consecutive months.  After such period, we will apply a retroactive Waiver of Premium payment for the number of months following the date Total Disability began. However, in no event will we apply the Waiver of Premium benefit for any period more than one year before proof of Total Disability has been received by us.
2. You must continue to pay premiums due on the policy until the waiver of premium claim is approved by us.  If the Total Disability begins during the grace period, the overdue premium must be paid to avoid the policy Lapsing before your waiver of premium claim is approved by us.
3. The Insured must be under the care of a Physician during the Total Disability.

Non-Convertible	This rider is not convertible.
Reinstatement	If the policy is Reinstated, this rider may be reinstated at the same time, provided: 1. The Insured is not yet Age 60; and 2. We receive proof of insurability satisfactory to us.
Consideration	We have issued this rider in consideration of the application and payment of the first monthly charge for this rider.
Monthly Charges for this Rider
While this rider is in effect, we will take monthly charges for this rider from the Policy Value of the policy.  The monthly charge for each Policy Month that the rider is in effect is shown in the Policy Data.  This charge will continue during a period of Total Disability, but no charge for this rider will be payable after this rider terminates.

Incontestability
The provisions of the policy relating to incontestability apply to this rider.  However, if this rider is added after the Date of Issue of the policy, the contestable period will be measured from the later of the Rider Date or the date this rider is reinstated.

No Dividends are Payable	This rider does not participate in our profits or surplus.
Nonforfeiture Values	This rider does not have cash values or loan values.
Rider Date	The Rider Date of this rider will be the Policy Date, unless we inform you in writing of a different date.

Signed for us at our home office.

/s/Craig D. Vermie	/s/Brenda Clancy
[Secretary]	[President]